Security Equity Fund
File No. 811-1136
CIK No. 0000088525

EX-99.77.D

WHEREAS, each of SBL Fund Series X and Security Equity Small Cap Growth Series invests primarily in equity securities of companies with market capitalizations of $750 million or less at the time of investment; and

WHEREAS, RS Investment Management, L.P. has requested a change in the market capitalization of equity securities in which the Series will primarily invest from $750 million or less to $1.5 billion or less; and

WHEREAS, the Board of Directors of each of SBL Fund and Security Equity Fund, respectively, has determined that such change is in the best interests of SBL Fund Series X and Security Equity Fund Small Cap Growth Series and their respective shareholders;

NOW, THEREFORE, BE IT RESOLVED, that effective February 1, 2004, the investment policy of SBL Fund Series X and Security Equity Fund Small Cap Growth Series is hereby amended to provide for the Series to invest primarily in equity securities of companies with market capitalizations of $1.5 billion or less at the time of investment.

FURTHER RESOLVED, that the officers of SBL Fund and Security Equity Fund are hereby authorized to amend the disclosure in each Series' prospectus and statement of additional information accordingly.